UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36097

Gannett Media Corp. 401(k) Savings Plan
(formerly Gannett Co., Inc. 401(k) Savings Plan)
 (Exact name of registrant as specified in its charter)

7950 Jones Branch Drive, McLean, VA 22107-0910
(703) 854-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Gannett Media Corp. 401(k) Savings Plan
(formerly Gannett Co., Inc. 401(k) Savings Plan)
 (Title of each class of securities covered by this Form)

Gannett Co., Inc. Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

The Gannett Media Corp. 401(k) Savings Plan (formerly Gannett Co., Inc. 401(k) Savings Plan) (the “Savings Plan”) has terminated the option to invest in a fund consisting primarily of shares of common stock, par value $0.01 per share, of Gannett Co., Inc. (the “Company”), and the shares held in such fund under the Savings Plan were liquidated. Accordingly, the Company is no longer issuing securities under the Savings Plan and no further investments in the Company’s securities may be made under the Savings Plan. The Company filed a post-effective amendment on Form S-8 to Form S-4 with the Securities and Exchange Commission to deregister all shares of its common stock and plan interests that remained unissued and unsold under the Savings Plan. Therefore, this Form 15 has been filed to suspend the duty of the Savings Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2021	Gannett Media Corp. 401(k) Savings Plan

	By:	/s/ Douglas E. Horne
Douglas E. Horne
Member, Gannett Benefits Plan Committee

	By:	/s/ Samantha Howland
Samantha Howland
Member, Gannett Benefits Plan Committee

	By:	/s/ Walter Nagel
Walter Nagel
Member, Gannett Benefits Plan Committee